
03056997

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities Inc.	**0000946812**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, April 28, 2003, Series 2003-AC2	**333-91334**

Name of Person Filing the Document
(If Other than the Registrant)


PROCESSED
APR 30 2003
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
APR 29 2003
WASH, D.C. 207 SECTION

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

By: /s/ Joseph Jurkowski
Name: Joseph Jurkowski
Title: Managing Director

Dated: April 28, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Additional Computational Materials	P*

---

* The Additional Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$335,000,000 (Approximately)

Asset-Backed Certificates, Series 2003-AC2

Bear Stearns Asset Backed Securities, Inc.
Issuer

EMC Mortgage Corporation
Seller

Wells Fargo Bank Minnesota, National Association
Master Servicer

April 4, 2003

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c),

Class	Size	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL To Call (yrs.)	Final Scheduled Dist. Date	Expected Ratings (Moody's/S&P)
A-1	$289,775,000	86.50%	13.50%	[4.325%] Fixed (f)(g)	3.586	05/25/33	Aaa/AAA
A-IO	(d)	(d)	13.50%	(e)	1.120 (h)	10/25/05	Aaa/AAA
M-1	$18,425,000	5.50%	8.00%	[4.978%] Fixed (f)(g)	3.586	05/25/33	Aa2/AA
M-2	$13,400,000	4.00%	4.00%	[5.329%] Fixed (f)(g)	3.586	05/25/33	A2/A
B-1	$9,400,000	2.81%	0.00% (i)	Floating (f)(g)(j)	3.586	05/25/33	Baa2/BBB
B-2	$4,000,000	1.19%	0.00% (i)	Floating (f)(g)(j)	5.608(k)	05/25/33	Baa2/BBB
Total	**$335,000,000**	100.00%					

Notes:

(a) The principal balance of each Class of Certificates is subject to a 10% variance. Class size and credit enhancement levels are subject to change based upon the final mortgage pool and rating agency valuation of subordination, overcollateralization, and excess spread.

(b) Prepayment Pricing Speed Assumption: 6% CPR building to 20% CPR in 12 months, and remaining constant at 20% CPR thereafter.

(c) The Certificates will be priced to a cleanup call that can be exercised, not prior to the Distribution Date in October 2005, on or after the earlier of (i) the Distribution Date on which the aggregate stated principal balance of the mortgage loans has been reduced to less than or equal to 20% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date and (ii) the Distribution Date occurring in April 2013.

(d) The Class A-IO Certificates will not have a Certificate Principal Balance and will not be entitled to distributions of principal. The Class A-IO Certificates will accrue interest on their notional amount. The notional amount of the Class A-IO Certificates will be as follows: For each accrual period for each Distribution Date from May 2003 through October 2004, the lesser of $50,250,000 and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from November 2004 through April 2005, the lesser of $40,200,000 and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from May 2005 through October 2005, the lesser of $30,150,000 and the aggregate stated principal balance of the mortgage loans; and for each accrual period for each Distribution Date thereafter, $0.

(e) The pass-through rate for the Class A-IO Certificates will be as follows: for each accrual period for each Distribution Date from May 2003 through October 2005, 5.00%; and for each accrual period for each Distribution Date thereafter, 0%.

(f) See Optional Redemption Definition.

(g) Subject to a cap equal to (i) until the Distribution Date in October 2005, the weighted average of the net mortgage rates on the mortgage loans adjusted for the interest payable on the Class A-IO Certificates and (ii) thereafter, the weighted average of the net mortgage rates on the mortgage loans. If on any Distribution Date, the pass-through rate for a class of offered certificates (other than the Class A-IO Certificates) is based on its respective interest rate cap, the resulting interest shortfalls may be recovered by the holders of the related certificates on the same Distribution Date on or future Distribution Dates on a subordinated basis to the extent that on such Distribution Date there are available funds remaining after certain other distributions on the offered certificates and the payment of certain fees and expenses of the trust.

(h) Duration.

(i) Credit Enhancement for the Class B-1 Certificates and for the Class B-2 Certificates will be available from the Overcollateralized Amount, which is expected to be 0.00% initially, growing to 0.50% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date.

(j) The pass-through rate for the Class B-1 Certificates and for the Class B-2 Certificates will be a floating rate based on One Month LIBOR + 3.50% (per annum).

(k) The Class B-2 Certificates will not be entitled to receive distributions in respect of principal until May 2006.

THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgaged properties.
- The collateral will consist of a pool of mortgage loans with an unpaid principal balance of approximately $335,000,000.
- The mortgage loans were primarily originated by Greenpoint (approximately 38%), First Nevada (approximately 12%), and Waterfield (approximately 7%), with approximately thirty nine other originators totaling approximately 43% pursuant to underwriting guidelines as described in the prospectus supplement.
- The collateral information presented herein is based on a "Cut-off Date" of March 1, 2003.

THE STRUCTURE

The Senior Certificates, Mezzanine Certificates and Subordinate Certificates will be paid principal on a *pro rata* basis.

Class A-1 Certificates
The Class A-1 Certificates will be fixed-rate senior securities.

Class A-IO Certificates
The Class A-IO Certificates will receive 30 monthly payments of interest based on a notional amount. The notional amount of the Class A-IO Certificates will be as follows: For each accrual period for each Distribution Date from May 2003 through October 2004, the lesser of $50,250,000 and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from November 2004 through April 2005, the lesser of $40,200,000 and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from May 2005 through October 2005, the lesser of $30,150,000 and the aggregate stated principal balance of the mortgage loans; and for each accrual period for each Distribution Date thereafter, $0.

Class M Certificates
The Class M Certificates will be issued as fixed rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates.

Class B-1 Certificates
The Class B-1 Certificates will be issued as floating rate subordinate securities. The Class B-1 Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

Class B-2 Certificates
The Class B-2 Certificates will be issued as floating rate subordinate securities. The Class B-2 Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

Non-offered Certificates
The Class P, Class C and the Class R Certificates.

Summary of Terms

Depositor: Bear Stearns Asset Backed Securities, Inc.

Seller: EMC Mortgage Corporation.

Master Servicer: Wells Fargo Bank Minnesota, National Association.

Servicers: EMC Mortgage Corp. (approximately 69%) and HomEq, National City, and Waterfield totaling the remainder (approximately 31%).

Originators: Greenpoint (38%), First Nevada (12%), Waterfield (7%) and approximately 39 others.

Sole Manager: Bear, Stearns & Co. Inc.

Trustee: JPMorgan Chase Bank

Cut-off Date: April 1, 2003

Closing Date: On or about April 30, 2003

Distribution Date: 25th day of each month (or the next business day), commencing in May 2003

Optional Redemption: At its option on or after the Distribution Date in October 2005, the holder of the Class C Certificates, or, if there is no single holder, the majority holder of the Class C Certificates, may purchase all of the certificates on or after the earlier of (a) the 20% Clean-Up Call Date and (b) the Distribution Date occurring in April 2013.

In addition, if the holder of the Class C Certificates does not exercise its option to purchase ("Optional Redemption"), at any time, the pass-through interest rate on the Class A-1, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates will increase by the Rate Increase. The "Rate Increase" is equal to (A) on the first Distribution Date after the 20% Clean-Up Call Date, 0.50% per annum; or (B) on the Distribution Date in April 2013, 0.50% per annum.

Additionally, if the Optional Redemption is not exercised by the earlier of (a) the first Distribution Date after the 20% Clean-Up Call Date, and (b) the Distribution Date occurring in April 2013, thereafter all net monthly excess cashflow will be paid to the Class A-1, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates, pro rata, until their balances are reduced to zero.

20% Clean-Up Call Date: The first Distribution Date on which the aggregate stated principal balance of the mortgage loans as of the end of the related due period is less than or equal to 20% of the Cut-off Date balance.

Available Distribution Amount: For any Distribution Date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Due Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Servicer and reduced by Servicing Fees and Master Servicing Fees.

Notional Amount: With respect to the Class A-IO Certificates the notional amount will be as follows: for each accrual period for each Distribution Date from May 2003 through October 2004, the lesser of $50,250,000 and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from November 2004 through April 2005, the lesser of $40,200,000 and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from May 2005 through October 2005, the lesser of $30,150,000 and the aggregate stated principal balance of the mortgage loans; and for each accrual period for each Distribution Date thereafter, $0.

Net WAC Rate: (A) From the May 2003 Distribution Date up to and including the October 2005 Distribution Date, a per annum rate equal to (1) the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs minus (2) the Pass-Through Rate for the Class A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is (y) the aggregate Stated Principal Balance of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs and (B) for each Distribution Date thereafter, the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs.

Pass-Through Rates: The pass-through rates for each class of offered certificates (other than the Class A-IO Certificates) will be the lesser of the per annum fixed rates, or in the case of the Class B-1 Certificates and the Class B-2 Certificates the per annum floating rate, and the Net WAC Rate. The pass-through rate for the Class A-IO Certificates will be (i) for the first 30 Distribution Dates following the Closing Date, 5.00% and (ii) for each Distribution Date thereafter, 0.00%.

Interest Payments: On each Distribution Date holders of the offered certificates will be entitled to receive the interest that has accrued on the offered certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The "Accrual Period" for the offered certificates (other than the Class B-1 Certificates and for the Class B-2 Certificates) will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The "Accrual Period" for the Class B-1 Certificates and for the Class B-2 Certificates will be the period from and including the 25th day of the calendar month preceding the month in which a Distribution Date occurs (or with respect to the first accrual period, the Closing Date) to and including the 24th day of the calendar month in which that Distribution Date occurs. The Trustee will calculate interest on the offered certificates (other than the Class B-1 Certificates and the Class B-2 Certificates) based on a 360-day year that consists of twelve 30-day months. The Trustee will calculate interest on the Class B-1 Certificates and the Class B-2 Certificates based on a 360-day year and the actual number of days elapsed during the related accrual period.

Monthly Interest Distributable Amount: For any Distribution Date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related pass-through rate on the Certificate Principal Balance or Notional Amount of such Class immediately prior to such Distribution Date, in each case, reduced by any Unpaid Interest Shortfall Amounts plus any Monthly Interest Distributable Amount remaining unpaid from any prior Distribution Date with interest thereon at the related pass-through rate.

Principal Payments: On each Distribution Date (or in the case of the Class B-2 Certificates starting with the Distribution Date in May 2006) the holders of each class of offered certificates (other than the Class A-IO Certificates) shall be entitled to receive distributions in respect of principal to the extent of the Principal Distribution Amount on a pro rata basis, based on the Certificate Principal Balances thereof, until the Certificate Principal Balances thereof have been reduced to zero.

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all scheduled payments of principal due after the Cut-off Date, whether or not received, and as further reduced to the extent that any Realized Loss thereon has been incurred during the prior Due Period.

Certificate Principal Balance: With respect to any offered certificate (other than the Class A-IO Certificates) as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of the Class M Certificates, Class B-1 Certificates and Class B-2 Certificates, any reductions in the Certificate Principal Balance thereof deemed to have occurred in connection with allocations of Realized Losses in the manner described herein.

Principal Distribution Amount: With respect to any Distribution Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Distribution Date the excess of (i) the Principal Remittance Amount for such Distribution Date over (ii) the Overcollateralization Release Amount, if any, for such Distribution Date.

Extra Principal Distribution Amount: With respect to any Distribution Date (a) on or prior to the earlier of (1) the first Distribution Date after the 20% Clean-Up Call Date and (2) the Distribution Date in April 2013, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Increase Amount for such Distribution Date; and (b) thereafter, the Net Monthly Excess Cashflow for such Distribution Date.

Principal Remittance Amount: With respect to any Distribution Date, the sum of:

1. the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;
2. the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement or the related servicing agreement during the preceding calendar month; and
3. the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Unpaid Interest Shortfall Amount: For each class of offered certificates and any Distribution Date, such offered certificates' pro rata share, based on the amount of Monthly Interest Distributable Amount otherwise payable on such class of offered certificates on such Distribution Date, of (a) any Prepayment Interest Shortfalls, to the extent not covered by Compensating Interest, and (b) any Relief Act Shortfalls, plus interest on the amount of previously allocated Unpaid Interest Shortfall Amounts on such class of offered certificates that remains unreimbursed, at the pass-through rate for such class for the related Accrual Period.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Distribution Amount for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amount for the offered certificates, and (B) the Principal Remittance Amount.

Priority of Payments:

Distributions on the offered certificates will be made on the 25th day of each month (or next business day). The payments to the offered certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1. Payment of the related Monthly Interest Distributable Amount to the holders of the Class A-IO Certificates and Class A-1 Certificates, on a pro rata basis;
2. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-1 Certificates;
3. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-2 Certificates.
4. Payment of the Monthly Interest Distributable Amount to the holders of the Class B-1 and Class B-2 Certificates.

On any Distribution Date, any Relief Act Shortfalls and any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the related Servicer or the Master Servicer will be allocated, first, in reduction of amounts otherwise distributable to the Class R Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the offered certificates on a pro rata basis based on the respective amounts of interest accrued on such certificates for such Distribution Date.

Principal Distributions:

On or prior to the Distribution Date in April 2006 the Class A-1, Class M-1, Class M-2 and Class B-1 Certificates will receive payments of principal on a pro rata basis. On or after the Distribution Date in May 2006 all of the offered certificates (other than the Class A-IO Certificates) will receive payments of principal on a pro rata basis.

Net Monthly Excess Cashflow:

1. Payment to the holders of the class or classes of offered certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2. Payment of Unpaid Interest Shortfall Amounts first pro rata to the holders of the Class A-1 Certificates and Class A-IO Certificates, then to the Class M-1 Certificates and the Class M-2 Certificates, in that order, and then to the holders of the Class B-1 Certificates and the Class B-2 Certificates, pro rata, any Unpaid Interest Shortfall for such classes of certificates on such distribution date, to the extent not previously reimbursed;
3. Payment of any allocated realized loss amount to the holders of the Class M-1 Certificates;
4. Payment of any allocated realized loss amount to the holders of the Class M-2 Certificates;
5. Payment of any allocated realized loss amount to the holders of the Class B-1 Certificates and Class B-2 Certificates, on a pro rata basis;

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated first to the Net Monthly Excess Cashflow, then to the Overcollateralized Amount, then to the Class B-1 Certificates and Class B-2 Certificates, on a pro rata basis, then the Class M-2 Certificates, and then, to the Class M-1 Certificates, in each case until the Certificate Principal Balance of such class has been reduced to zero.

Once Realized Losses have been allocated to the Class B Certificates and Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid to the holders of the Class M Certificates and Class B Certificates on future Distribution Dates to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to any class of Class B Certificates and Class M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Overcollateralization Increase Amount: For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

Overcollateralized Amount: For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) exceeds (ii) the aggregate Certificate Principal Balance of the Certificates (other than the Class A-IO Certificates) as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date).

Overcollateralization Release Amount: With respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Credit Enhancement:

- Subordination: Initially, 13.50% for the Class A Certificates; 8.00% for the Class M-1 Certificates, 4.00% for the Class M-2 Certificates; and the Overcollateralized Amount (0.00% initially, growing to 0.50%), for the Class B-1 Certificates and for the Class B-2 Certificates.
- Overcollateralization Target Amount: 0.50% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, (2) the Servicing Fee Rate, and (3) the Lender-Paid Mortgage Insurance Fee Rate ("LPMI Fee Rate"), if applicable.

Monthly Fees: Servicing Fee Rate of 0.25% per annum, payable monthly; Master Servicing Fee Rate of 0.02% per annum, payable monthly; LPMI Fee Rate of 0.0222% (weighted average initially) per annum, payable monthly.

P&I Advances: The Servicers will be obligated to make, or cause to be made, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the Servicer's advancing obligations.

Registration: The offered certificates will be available in book-entry form through DTC.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.

Federal Tax Aspects: The Trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: The offered certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Class A Certificates and the Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

	Total Pool
Pool Principal Balance	$335,000,000
Average Balance	$272,842
Range of Balances	$25,693 - $1,850,000
WA Gross WAC	7.2147%
Range of Gross WAC	5.250% - 11.500%
WAM (mos)	336
WA Age (mos)	2
WA Original Term (mos)	338
Balloon / Fully Amortizing	5.57% / 94.43%
First Lien / Second Lien	100.00% / 0.00%
Credit Score	
Weighted Average	692
Below 600	3.27%
600 to 619	3.01%
620 to 639	8.96%
640 to 659	14.16%
660 to 679	14.33%
680 to 699	14.92%
700 to 749	25.99%
750 and above	15.35%
Not Available	0.00%
LTV	
Weighted Average	78.28%
0.01% to 50.00%	3.69%
50.01% to 60.00%	6.30%
60.01% to 70.00%	12.03%
70.01% to 80.00%	50.61%
80.01% to 90.00%	14.76%
90.01% to 95.00%	10.22%
95.01% to 100.00%	2.35%
% with LTV's > 80%	27.37%
% of loans over 80% LTV with MI	96.69%
Insurance	
Conventional MI	26.48%
Non-MI	73.52%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

	Total Pool
Property Type	
Single Family	61.43%
PUD	15.93%
Two to Four Family	16.62%
Condominium	4.95%
CO-OP	0.37%
Manufactured Home	0.67%
Townhouse	0.03%
Occupancy Status	
Owner Occupied	83.89%
Investor Property	14.01%
Second Home	2.09%
Loan Purpose	
Purchase Money	46.59%
Cash-Out Refinance	35.12%
Rate/Term Refinance	18.29%
Documentation Type	
Full/Alternative	24.54%
Stated Income	40.22%
Stated/Stated	4.12%
No Ratio	5.42%
No Income/No Asset	25.70%
Geographic Concentration	
California	35.52%
Northern CA	13.62%
Southern CA	21.90%
New York	9.86%
Prepayment Penalties	
None	83.85%
6 Months	0.00%
1 Year	7.23%
2 Year	0.14%
3 Year	2.53%
5 Year	6.25%

Sample Pricing Scenario - Net Monthly Excess Cashflow (Basis Points)

Date	Excess (bps)
May-03	181
Jun-03	177
Jul-03	178
Aug-03	177
Sep-03	176
Oct-03	176
Nov-03	174
Dec-03	173
Jan-04	171
Feb-04	170
Mar-04	169
Apr-04	167
May-04	165
Jun-04	163
Jul-04	162
Aug-04	160
Sep-04	158
Oct-04	157
Nov-04	174
Dec-04	173
Jan-05	171
Feb-05	169
Mar-05	170
Apr-05	166
May-05	188
Jun-05	186
Jul-05	185
Aug-05	183
Sep-05	182
Oct-05	181
Nov-05	256
Dec-05	256
Jan-06	256
Feb-06	256
Mar-06	258
Apr-06	256
May-06	257
Jun-06	256
Jul-06	257
Aug-06	256
Sep-06	257
Oct-06	257

Date	Excess (bps)
Nov-06	257
Dec-06	258
Jan-07	257
Feb-07	257
Mar-07	260
Apr-07	257
May-07	258
Jun-07	258
Jul-07	259
Aug-07	258
Sep-07	258
Oct-07	259
Nov-07	258
Dec-07	259
Jan-08	259
Feb-08	259
Mar-08	261
Apr-08	259
May-08	260
Jun-08	259
Jul-08	260
Aug-08	260
Sep-08	260
Oct-08	261
Nov-08	260
Dec-08	261
Jan-09	261
Feb-09	261
Mar-09	263
Apr-09	261
May-09	262
Jun-09	262
Jul-09	263
Aug-09	262
Sep-09	262
Oct-09	263
Nov-09	263
Dec-09	264
Jan-10	263
Feb-10	263
Mar-10	266
Apr-10	264
May-10	265

Bear, Stearns & Co. Inc.
klind

CLOSE-03AC2

CLOSE-03AC2 Class A1 (A1) <P>

Orig Bal 100,000,000 Fac 1.00000 Coup 4.461 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 25-Apr-2003 Tranche: A1 (A1)

Price	CLOSE-03AC2/P75 0.0000% 5.27 05/03 08/21	CLOSE-03AC2/P100 0.0000% 4.06 05/03 04/18	CLOSE-03AC2/P125 0.0000% 3.27 05/03 02/16	prepay losses DELINQUENCY Avg. Life 1st Prin Last Prin
99:20	4.57 4.30	4.58 3.44	4.59 2.84	Yield Duration
99:24	4.54 4.30	4.54 3.44	4.54 2.85	Yield Duration
99:28	4.51 4.31	4.51 3.45	4.50 2.85	Yield Duration
100: 0	4.48 4.31	4.47 3.45	4.46 2.85	Yield Duration
100: 4	4.45 4.32	4.43 3.46	4.41 2.86	Yield Duration
100: 8	4.42 4.32	4.40 3.46	4.37 2.86	Yield Duration
100:12	4.39 4.32	4.36 3.46	4.33 2.86	Yield Duration

CLOSE-03AC2

CLOSE-03AC2 Class A2 (A2) <P>

Orig Bal 35,000,000 Fac 1.00000 Coup 4.455 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 25-Apr-2003 Tranche: A2 (A2)

Price	CLOSE-03AC2/P75 0.0000% 5.27 05/03 08/21	CLOSE-03AC2/P100 0.0000% 4.06 05/03 04/18	CLOSE-03AC2/P125 0.0000% 3.27 05/03 02/16	prepay losses DELINQUENCY Avg. Life 1st Prin Last Prin
99:20	4.56	4.57	4.58	Yield
	4.30	3.44	2.85	Duration
99:24	4.53	4.54	4.54	Yield
	4.30	3.44	2.85	Duration
99:28	4.50	4.50	4.49	Yield
	4.31	3.45	2.85	Duration
100: 0	4.47	4.46	4.45	Yield
	4.31	3.45	2.86	Duration
100: 4	4.44	4.43	4.41	Yield
	4.32	3.46	2.86	Duration
100: 8	4.42	4.39	4.36	Yield
	4.32	3.46	2.86	Duration
100:12	4.39	4.36	4.32	Yield
	4.33	3.46	2.87	Duration

CLOSE-03AC2

CLOSE-03AC2 Class A4 (A4) <P>

Orig Bal 53,400,000 Fac 1.00000 Coup 5.000 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 25-Apr-2003 Tranche: A4 (A4)

Price	CLOSE-03AC2/P75	CLOSE-03AC2/P100	CLOSE-03AC2/P125	prepay
				losses
	0.0000%	0.0000%	0.0000%	DELINQUENCY
	7.83	6.67	5.90	Avg. Life
	05/06	05/06	05/06	1st Prin
	08/21	04/18	02/16	Last Prin
99:16	5.13	5.15	5.16	Yield
	6.10	5.39	4.89	Duration
99:20	5.11	5.12	5.14	Yield
	6.10	5.40	4.90	Duration
99:24	5.09	5.10	5.11	Yield
	6.11	5.40	4.90	Duration
99:28	5.07	5.08	5.09	Yield
	6.11	5.40	4.90	Duration
100: 0	5.05	5.05	5.06	Yield
	6.11	5.40	4.90	Duration
100: 4	5.03	5.03	5.04	Yield
	6.12	5.41	4.91	Duration
100: 8	5.01	5.01	5.01	Yield
	6.12	5.41	4.91	Duration

CLOSE-03AC2

CLOSE-03AC2 Class B1 (B1) <P>

Orig Bal 6,391,000 Fac 1.00000 Coup 4.810 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

1.0000 x 1-mo LIBOR + 3.5000 Cap 99.0000 @ 95.5000 Floor 3.5000 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 25-Apr-2003 Tranche: B1 (B1)

Price	CLOSE-03AC2/P75	CLOSE-03AC2/P100	CLOSE-03AC2/P125	prepay
				losses
	1.3200%	1.3200%	1.3200%	1M_LIB
	0.0000%	0.0000%	0.0000%	DELINQUENCY
	5.27	4.06	3.27	Avg. Life
	05/03	05/03	05/03	1st Prin
	08/21	04/18	02/16	Last Prin
99:20	5.08	5.11	5.14	Yield
	4.21	3.38	2.80	Duration
99:24	5.05	5.07	5.09	Yield
	4.21	3.38	2.81	Duration
99:28	5.02	5.03	5.05	Yield
	4.22	3.39	2.81	Duration
100: 0	4.99	5.00	5.00	Yield
	4.22	3.39	2.81	Duration
100: 4	4.96	4.96	4.96	Yield
	4.23	3.40	2.82	Duration
100: 8	4.93	4.92	4.91	Yield
	4.23	3.40	2.82	Duration
100:12	4.90	4.89	4.87	Yield
	4.24	3.40	2.82	Duration

CLOSE-03AC2

CLOSE-03AC2 Class B2 (B2) <P>

Orig Bal 6,992,440 Fac 1.00000 Coup 4.810 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

1.0000 x 1-mo LIBOR + 3.5000 Cap 99.0000 @ 95.5000 Floor 3.5000 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 25-Apr-2003 Tranche: B2 (B2)

Price	CLOSE-03AC2/P75 1.3200% 0.0000% 7.83 05/06 08/21	CLOSE-03AC2/P100 1.3200% 0.0000% 6.67 05/06 04/18	CLOSE-03AC2/P125 1.3200% 0.0000% 5.90 05/06 02/16	prepay losses 1M_LIB DELINQUENCY Avg. Life 1st Prin Last Prin
99:20	5.05	5.08	5.10	Yield
	6.13	5.42	4.91	Duration
99:24	5.03	5.05	5.07	Yield
	6.13	5.42	4.92	Duration
99:28	5.01	5.03	5.05	Yield
	6.13	5.42	4.92	Duration
100: 0	4.99	5.01	5.02	Yield
	6.14	5.42	4.92	Duration
100: 4	4.97	4.98	5.00	Yield
	6.14	5.43	4.92	Duration
100: 8	4.95	4.96	4.97	Yield
	6.14	5.43	4.92	Duration
100:12	4.93	4.94	4.95	Yield
	6.15	5.43	4.93	Duration

CLOSE-03AC2
Sensitivity

Settle Date: 4/30/2003 US Treasury Curve Date: 4/7/2003

Tranche: IO (IO)				
Price	**P75 ACPR 1.31000 Scenario0 0% 2.186 10/25/2004 10/25/2005**	**P100 ACPR 1.31000 Scenario1 0% 2.186 10/25/2004 10/25/2005**	**P125 ACPR 1.31000 Scenario2 0% 2.186 10/25/2004 10/25/2005**	**PREPAY 1M_LIB DELINQUENCY CALL Avg. Life Prin. Start Date Prin. End Date**
9.734	7.25 1.091	7.25 1.091	7.25 1.091	Yield Duration
9.859	6.13 1.102	6.13 1.102	6.13 1.102	Yield Duration
9.984	5.04 1.113	5.04 1.113	5.04 1.113	Yield Duration
10.109	3.97 1.123	3.97 1.123	3.97 1.123	Yield Duration
10.234	2.92 1.134	2.92 1.134	2.92 1.134	Yield Duration
10.359	1.89 1.144	1.89 1.144	1.89 1.144	Yield Duration
10.484	.89 1.155	.89 1.155	.89 1.155	Yield Duration

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY
Default	P75 ACPR		.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY
Default	P100 ACPR		.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY
Default	P125 ACPR		.00000

CLOSE-03AC2

CLOSE-03AC2 Class M1 (M1) <P>

Orig Bal 18,400,000 Fac 1.00000 Coup 4.958 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 25-Apr-2003 Tranche: M1 (M1)

Price	CLOSE-03AC2/P75 0.0000% 5.27 05/03 08/21	CLOSE-03AC2/P100 0.0000% 4.06 05/03 04/18	CLOSE-03AC2/P125 0.0000% 3.27 05/03 02/16	prepay losses DELINQUENCY Avg. Life 1st Prin Last Prin
99:20	5.06	5.07	5.08	Yield
	4.21	3.38	2.80	Duration
99:24	5.03	5.04	5.04	Yield
	4.21	3.38	2.81	Duration
99:28	5.00	5.00	4.99	Yield
	4.22	3.39	2.81	Duration
100: 0	4.98	4.96	4.95	Yield
	4.22	3.39	2.81	Duration
100: 4	4.95	4.93	4.90	Yield
	4.23	3.40	2.82	Duration
100: 8	4.92	4.89	4.86	Yield
	4.23	3.40	2.82	Duration
100:12	4.89	4.85	4.82	Yield
	4.24	3.40	2.82	Duration

Bear, Stearns & Co. Inc.
klind

CLOSE-03AC2

CLOSE-03AC2 Class M2 (M2) <P>

Orig Bal 13,383,000 Fac 1.00000 Coup 5.459 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 25-Apr-2003 Tranche: M2 (M2)

Price	CLOSE-03AC2/P75 0.0000% 5.27 05/03 08/21	CLOSE-03AC2/P100 0.0000% 4.06 05/03 04/18	CLOSE-03AC2/P125 0.0000% 3.27 05/03 02/16	prepay losses DELINQUENCY Avg. Life 1st Prin Last Prin
99:10	5.64	5.67	5.69	Yield
	4.11	3.31	2.75	Duration
99:14	5.61	5.63	5.65	Yield
	4.11	3.32	2.76	Duration
99:18	5.58	5.59	5.60	Yield
	4.12	3.32	2.76	Duration
99:22	5.55	5.55	5.56	Yield
	4.12	3.32	2.76	Duration
99:26	5.52	5.52	5.51	Yield
	4.13	3.33	2.77	Duration
99:30	5.49	5.48	5.47	Yield
	4.13	3.33	2.77	Duration
100: 2	5.46	5.44	5.42	Yield
	4.14	3.34	2.77	Duration

CLOSE-03AC2

CLOSE-03AC2 Class M2 (M2) <P>

Orig Bal 13,383,000 Fac 1.00000 Coup 5.459 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 25-Apr-2003 Tranche: M2 (M2)

Price	CLOSE-03AC2/P75 0.0000% 5.27 05/03 08/21	CLOSE-03AC2/P100 0.0000% 4.06 05/03 04/18	CLOSE-03AC2/P125 0.0000% 3.27 05/03 02/16	prepay losses DELINQUENCY Avg. Life 1st Prin Last Prin
99:20	5.57	5.57	5.58	Yield
	4.12	3.32	2.76	Duration
99:24	5.54	5.54	5.54	Yield
	4.12	3.33	2.77	Duration
99:28	5.51	5.50	5.49	Yield
	4.13	3.33	2.77	Duration
100: 0	5.48	5.46	5.45	Yield
	4.13	3.33	2.77	Duration
100: 4	5.45	5.43	5.40	Yield
	4.14	3.34	2.78	Duration
100: 8	5.42	5.39	5.36	Yield
	4.14	3.34	2.78	Duration
100:12	5.39	5.35	5.31	Yield
	4.15	3.35	2.78	Duration

BSABS-03AC2

BSABS-03AC2 Class M2 (M-2) MEZ/A {S&P:A Moody:A2 } <P>

Orig Bal 13,383,000 Fac 1.00000 Coup 5.459 Mat 06/25/33 Wac- 0.000(0.000) WAM- / (-22840)/ 0

Price/Yield View Call Pct 20.000; Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 28-Apr-2003 Tranche: M2 (M-2)

Price	bsabs-03ac2/p75 0.0000% 4.61 05/03 06/12	bsabs-03ac2/p100 0.0000% 3.51 05/03 04/10	bsabs-03ac2/p125 0.0000% 2.81 05/03 11/08	prepay losses DELINQUENCY Avg. Life 1st Prin Last Prin
99:10	5.61	5.63	5.65	Yield
	3.76	2.99	2.46	Duration
99:14	5.57	5.59	5.60	Yield
	3.77	2.99	2.46	Duration
99:18	5.54	5.55	5.55	Yield
	3.77	2.99	2.46	Duration
99:22	5.51	5.50	5.50	Yield
	3.77	2.99	2.46	Duration
99:26	5.47	5.46	5.45	Yield
	3.78	3.00	2.46	Duration
99:30	5.44	5.42	5.40	Yield
	3.78	3.00	2.47	Duration
100: 2	5.41	5.38	5.35	Yield
	3.78	3.00	2.47	Duration

BSABS-03AC2

BSABS-03AC2 Class A4 (A-4) SENIOR/FIX {S&P:AAA Moody:Aaa } <P>

Orig Bal 53,400,000 Fac 1.00000 Coup 5.000 Mat 06/25/33 Wac- 0.000(0.000) WAM- / (-22840)/ 0

Price/Yield View Call Pct 20.000; Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 28-Apr-2003 Tranche: A4 (A-4)

Price	bsabs-03ac2/p75 0.0000% 6.72 05/06 06/12	bsabs-03ac2/p100 0.0000% 5.57 05/06 04/10	bsabs-03ac2/p125 0.0000% 4.79 05/06 11/08	prepay losses DELINQUENCY Avg. Life 1st Prin Last Prin
99:16	5.08	5.09	5.09	Yield
	5.49	4.71	4.14	Duration
99:20	5.06	5.06	5.06	Yield
	5.49	4.71	4.15	Duration
99:24	5.04	5.03	5.03	Yield
	5.49	4.71	4.15	Duration
99:28	5.01	5.01	5.00	Yield
	5.49	4.72	4.15	Duration
100: 0	4.99	4.98	4.97	Yield
	5.50	4.72	4.15	Duration
100: 4	4.97	4.96	4.94	Yield
	5.50	4.72	4.15	Duration
100: 8	4.95	4.93	4.91	Yield
	5.50	4.72	4.15	Duration

BSABS-03AC2

BSABS-03AC2 Class B2 (B-2) SUB/BBB {S&P:BBB Moody:Baa2 } <P>

Orig Bal 6,992,440 Fac 1.00000 Coup 4.810 Mat 06/25/33 Wac- 0.000(0.000) WAM- / (-22840)/ 0

1.0000 x 1-mo LIBOR + 3.5000 Cap 99.0000 @ 95.5000 Floor 3.5000 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 28-Apr-2003 Tranche: B2 (B-2)

Price	bsabs-03ac2/p75 1.3100% 0.0000% 7.83 05/06 08/21	bsabs-03ac2/p100 1.3100% 0.0000% 6.67 05/06 04/18	bsabs-03ac2/p125 1.3100% 0.0000% 5.90 05/06 02/16	prepay losses 1M_LIB DELINQUENCY Avg. Life 1st Prin Last Prin
99:20	5.04	5.07	5.09	Yield
	6.13	5.42	4.91	Duration
99:24	5.02	5.04	5.06	Yield
	6.13	5.42	4.92	Duration
99:28	5.00	5.02	5.04	Yield
	6.14	5.42	4.92	Duration
100: 0	4.98	5.00	5.01	Yield
	6.14	5.43	4.92	Duration
100: 4	4.96	4.97	4.99	Yield
	6.14	5.43	4.92	Duration
100: 8	4.94	4.95	4.96	Yield
	6.15	5.43	4.93	Duration
100:12	4.92	4.93	4.94	Yield
	6.15	5.43	4.93	Duration

BSAABS-03AC2

BSABS-03AC2 Class B1 (B-1) SUB/BBB {S&P:BBB Moody:Baa2 } <P>

Orig Bal 6,391,000 Fac 1.00000 Coup 4.810 Mat 06/25/33 Wac- 0.000(0.000) WAM- / (-22840)/ 0

1.0000 x 1-mo LIBOR + 3.5000 Cap 99.0000 @ 95.5000 Floor 3.5000 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 28-Apr-2003 Tranche: B1 (B-1)

Price	bsabs-03ac2/p75 1.3100% 0.0000% 5.27 05/03 08/21	bsabs-03ac2/p100 1.3100% 0.0000% 4.06 05/03 04/18	bsabs-03ac2/p125 1.3100% 0.0000% 3.27 05/03 02/16	prepay losses 1M_LIB DELINQUENCY Avg. Life 1st Prin Last Prin
99:20	5.07	5.10	5.13	Yield
	4.21	3.38	2.80	Duration
99:24	5.04	5.06	5.08	Yield
	4.22	3.39	2.81	Duration
99:28	5.01	5.02	5.04	Yield
	4.22	3.39	2.81	Duration
100: 0	4.98	4.99	4.99	Yield
	4.23	3.39	2.81	Duration
100: 4	4.95	4.95	4.95	Yield
	4.23	3.40	2.82	Duration
100: 8	4.92	4.91	4.90	Yield
	4.23	3.40	2.82	Duration
100:12	4.89	4.88	4.86	Yield
	4.24	3.40	2.82	Duration